ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 26, 2010 (the “Meeting”)

To:        All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

1.          Election of Directors

By a vote by way of show of hands, the following six nominees were elected to serve as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:

Bradford J. Cooke
Geoffrey A. Handley
Leonard Harris
Rex J. McLennan
Mario D. Szotlender
Godfrey J. Walton

2.          Appointment of Auditor

By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.

DATED the 26th day of May, 2010

ENDEAVOUR SILVER CORP.

Per:
       “Daniel W. Dickson”

        DANIEL W. DICKSON
        Chief Financial Officer